UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

(Commission File No. 1-03006)

PLDT Inc.

(Translation of registrant’s name into English)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2021. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBIT INDEX

Exhibit
99.1 99.2 99.3

Copies of the disclosure letters that we filed today, March 23, 2023, by PLDT Inc. with the Philippine Securities and Exchange Commission, the Philippine Stock Exchange, Inc., and the Philippine Dealing and Exchange Corporation regarding the declaration by the Board of the following cash dividends out of the audited unrestricted retained earnings of the Company as at December 31, 2022, which are sufficient to cover the total amount of dividends declared:

a.
Final regular cash dividend of ₱45 per outstanding share of Company’s Common Stock, payable on April 21, 2023, to the holders of record of said stock at the close of business on April 11, 2023; and
b.
Special cash dividend of ₱14 per outstanding share of Common Stock of the Company, payable on April 21, 2023, to the holders of record of said stock at the close of business on April 11, 2023.

Copies of the disclosure letters that were filed on March 23, 2023 by PLDT Inc. with the Philippine Securities and Exchange Commission, the Philippine Stock Exchange, Inc., and the Philippine Dealing and Exchange Corporation regarding the press release entitled “Update on the December 16, 2022 Disclosure.”

Copies of the disclosure letters that were filed today, March 23, 2023, by PLDT Inc. with the Philippine Stock Exchange, Inc., the Philippine Securities and Exchange Commission, and the Philippine Dealing & Exchange Corporation in connection with the Company’s audited consolidated financial results for the year ended December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

PLDT Inc.

By:	/s/Marilyn A. Victorio-Aquino
Name:	Marilyn A. Victorio-Aquino
Title:	Corporate Secretary

Date: March 23, 2023